BLUEFIRE RENEWABLES, INC.
31 MUSICK
IRVINE, CA 92618

April 12, 2011

Pamela Long
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BlueFire Renewables, Inc.
Registration Statement on Form S-1
Filed February 11, 2011
File No. 333-172218

Dear Ms. Long:

By letter dated February 24, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission provided BlueFire Renewables, Inc. (the “Company,” “we,” “us” or “our”) with its comments on the Company’s Registration Statement on Form S-1, originally filed on February 11, 2011 (the “Registration Statement”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.   For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
We note that your latest financial statements are dated as of and for the period ended September 30, 2010.  We note further that your fiscal year ended December 31, 2010.  Given that you do not appear to satisfy the three conditions in Rule 8-08(b) of Regulation S-X, please file a pre-effective amendment to your Form S-1 to include updated financial statements as of and for the period ended December 31, 2010.  If, however, you believe you satisfy the three conditions in Rule 8-08(b) of Regulation S-X, please provide us with a complete analysis of your determination.

RESPONSE: The Company has amended the Registration Statement to include updated financial statements as of and for the period ended December 31, 2010.

Further, the Company acknowledges that:

(1)	Should the Commission of the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
The action of the Commission of the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Christopher Scott
Christopher Scott
Chief Financial Officer

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